FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	March 21, 2005	WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com Email
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 083697-0101

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0308
Washington, DC 20549

Re:	WPS Resources Corporation Registration Statement on Form S-3 Filed January 12, 2005 File No. 333-121971

Dear Mr. Owings:

        On behalf of our client, WPS Resources Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 3, 2005, with respect to the above-referenced registration statement on Form S-3. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

        Enclosed please find a copy of amendment No. 1 to the registration statement, which was filed today via EDGAR with the Commission. The amendment has been marked to show changes from the original registration statement filed with the Commission on January 12, 2005.

Form S-3

General

1.	We note that this registration statement is a combined prospectus pursuant to Rule 429. Please tell us – with a view toward including a footnote in the calculation of registration fee table – whether you have any shares registered under the prior registration statements that remain unissued and unsold. If so, then please also clarify whether the 1,500,000 shares of common stock you are registering now include or exclude those previously registered unissued and unsold shares. In this regard, we note that the prospectus cover page reflects that you are offering 4,000,000 shares of common stock.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Response: The Company is registering an additional 1,500,000 shares with this registration statement, which does not include the 1,000,000 shares registered pursuant to Registration No. 33-61991, nor the 1,500,000 shares registered pursuant to registration no. 333-56918. The Company has deleted the reference to Registration No. 33-47172.

Front Page of the Prospectus

2.	Please revise the first two full paragraphs to eliminate embedded lists and parenthetical phrases, which are not consistent with plain English. In addition, we suggest you generally revise those paragraphs to ensure the cover page contains only information required by Item 501 of Regulation S-K or otherwise key to an investment decision.

Response: The Company has revised the disclosure as requested.

Source of Shares –Purchase Prices – Investment Periods

"Question 11. How do you determine my purchase price?" page 12

3.	Please expand the discussion to reemphasize that investors will not know the price at which they will be purchasing shares under the plan until some time after they have made an investment decision. Between the time that investors decide to purchase shares through the plan and the time of actual purchase, the price of your common stock may fluctuate, or other information may become available to investors that would affect their investment decisions. Accordingly, investors bear the risk of buying shares through the plan at prices higher than they would be willing to pay for, or under circumstances in which they would otherwise not invest in shares of your common stock.

Response: The Company has revised the disclosure as requested.

“Question 15, Can I withdraw or sell shares held in my Plan account without terminating my participation in the Plan?” page 14

4.	In the subsection “To Sell Shares,” please emphasize that the participants will not know in advance thebrokerage commissions. In addition, state that the brokerage commissions charged may possibly be morethan what investors would have paid if they had arranged to sell shares through a broker.

Response: The Company has revised the disclosure as requested.

5.	In the same sub-section, please indicate clearly the requisite contents of the written request from the participants selling their shares, and state whether a form for the purpose of selling shares is available.

Response: The Company has revised the disclosure as requested.

6.	Also, please disclose whether participants who are selling their shares may sell them directly, and if so, how. If not, state whether participants are obliged to sell their shares under the plan only through the independent broker-dealer selected by you.

Response: The Company has revised the disclosure as requested.

Other Information, page 18

7.	Under separately captioned questions and answers, please discuss the following issues:

•	whether investors may assign, pledge, or otherwise transfer shares in their plan accounts, and if so, disclose the procedure; and

•	if a participant in the plan sells or transfers a portion of the shares registered in the participant’s name, whether the cash dividends on the remaining shares will continue to be reinvested, or whether the investor’s participation in the plan will be terminated.

Response: The Company has revised the disclosure as requested.

Question 26. “Can you suspend modify, or terminate the Plan?” page 19

8.	Please specify the minimum number of days’ notice you will provide to investors prior to the effective dateof any suspension, modification, or termination of the plan.

Response: The Company has revised the disclosure as requested.

Available Information, page 24

9.	Please revise to reflect the fact that the Commission no longer maintains public reference facilities in New York or Chicago. See Item 101(e) of Regulation S-K.

Response: The Company has revised the disclosure as requested.

Exhibit Index, page II-5

10.	Please consider filing as Item 99 exhibits the following documents that you provide on your website.

•	Stock Investment Plan Initial Enrollment Form,

•	Current Shareholders of Record Authorization Form,

•	Stock Investment Plan Employee Enrollment Form,

•	Direct Dividend Deposit Program for WPS Resources Corporation: Common Stock Shareholders, and

•	Direct Dividend Deposit Program for Wisconsin Public Service Corporation: Preferred Stock Shareholders.

Response: The Company has considered filing the identified documents as Item 99 exhibits, but respectfully submits that it has determined not to file them as they are not material, and the document identified as “Direct Dividend Deposit Program for Wisconsin Public Service Corporation: Preferred Stock Shareholders” is not related to the Stock Investment Plan.

11.	You have listed the Stock Investment Plan as exhibit 4(e) and you also state that it is “included” in the registration statement. However, there is no Stock Investment Plan agreement that is included in, or appended to, the registration statement. Rather, it appears that the prospectus itself is the Stock Investment Plan. If so, please revise to clarify. If not, please file the Stock Investment Plan contract as an exhibit.

Response: The Company has revised the disclosure to clarify that the Stock Investment Plan is the prospectus.

Exhibit 5 – legality opinion

12.	Item 601(b)(5) of Regulation S-K requires an opinion of counsel that the securities you are registering will “be legally issued, fully paid and non-assessable[.]” We note in paragraph 2 that your counsel qualifies the opinion by reference to Wisconsin employment laws. Please tell us why this qualification is appropriate. If so, please tell us whether this Form S-3, including the filings it incorporates by reference, addresses in greater detail potential employment claims against you under Wisconsin law.

Response: The Company respectfully submits that the referenced qualification is appropriate because Section 180.0622(2)(b) of the Wisconsin Business Corporation Law makes shareholders of a Wisconsin corporation personally liable (in an amount equal to the par value of their shares, or an amount equal to the consideration they paid for shares without par value) for debts owing to the corporation’s employees for services performed (not exceeding six months’ service in any one case), without exception. Further, the Company respectfully submits that the filings incorporated into the Form S-3 adequately describe any material employment claims against the Company.

*   *   *

        As requested, when the Company requests acceleration of the effective date of the amended registration statement, the Company will furnish a letter to the Commission acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668 or Peter D. Fetzer at (414) 297-5596.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

Enclosures

cc:	Pradip Bhaumik (w/ enclosures) David Mittelman (w/ enclosures) Securities and Exchange Commission Barth Wolf (w/ enclosures) Mark Van De Laarschot (w/ enclosures) WPS Resources Corporation

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